

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2012

Via E-mail
Michael J. Blodnick
President and Chief Executive Officer
Glacier Bancorp, Inc.
49 Commons Loop
Kalispell, Montana 59901

> **Re: Glacier Bancorp, Inc.**
> **Form 10-K for Fiscal Year ended December 31, 2011**
> **Filed February 28, 2012**
> **Form 10-Q for Fiscal Quarter ended September 30, 2012**
> **Filed November 8, 2012**
> **File No. 000-18911**

Dear Mr. Blodnick:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended September 30, 2012

Unaudited Condensed Consolidated Statement of Cash Flows, page 7

1. We note that you have not provided a detail of the net cash provided by your operating activities for any period for which you have filed a Form 10-Q during fiscal 2012. Please tell us how your current disclosure is in accordance with ASC 230-10-45-28 through 32 and revise your future filings to present this information in your interim filings (i.e. Form 10-Qs) consistent with the cash flow statement provided on page 72 of your Form 10-K for the fiscal year ended December 31, 2011.

Note 3. Loans Receivable, Net, page 17

2. You disclose on page 18 that your home equity loans totaled $406.9 million at September 30, 2012 which represents approximately 12% of your total loan portfolio. We also note that the total allowance as a percentage of your home equity portfolio was 2.45% compared to a total allowance as a percentage of your residential real estate portfolio of 3.27% as of September 30, 2012. Please respond to the following regarding your home equity loan portfolio:

- Tell us whether you are able to track whether the first lien position is in default regardless of whether you hold the first lien loan. If so, please tell us the results of that data and consider providing disclosure of this information in future filings;
- If you do not have detailed information with respect to the performance of the first lien loan:
  o Please tell us in detail and revise future filings to discuss how you consider this in the determination of your allowance for loan losses for your home equity loan portfolio;
  o Consider revising future filings to include a risk factor or other disclosure addressing the risks in this portfolio, including how the lack of available information on the performance of first lien loans could impact the accuracy of your loan loss estimates, and the steps you are taking to address the risks;
  o Tell us and disclose in future filings the percentage of your home equity loan portfolio where you also hold the first lien loan;
  o Tell us whether the default and delinquency statistics for your home equity loan where you also hold the first lien loan show a different trend than situations where you do not hold the first lien loan; and
  o Tell us and revise future filings to explain the nature of the loans in your home equity loan portfolio. For example, detail the percentage that are open-end lines of credit, the percentage that are close-ended, the percentage that were originated at the same time the first mortgage was originated, describe how long the draw period is for open-ended line of credit, etc.

Note 4. Goodwill, page 22

3. We note your disclosure that on April 30, 2012 you combined the eleven bank subsidiaries into a single commercial bank and that the eleven bank division reporting units are now aggregated for assessment of goodwill. We further note that these divisions are operating with the same names and management teams as before the combination. We also note that you recorded goodwill impairment charges related to two of your wholly-owned banking subsidiaries in 2011 (Mountain West and 1st Bank) and that as of December 31, 2011, 1st Bank has $24.7 million of goodwill after you recorded a $17 million goodwill impairment charge. Please address the following:

- Tell us the reason(s) for this change;

- Given that each of these banks have separate financial information that is evaluated regularly by separate management teams in deciding how to allocate resources and in assessing performance, please tell us how you determined that these banks did not represent separate reporting units for purposes of testing for goodwill impairment, including your consideration of the guidance in ASC 280-10-50-11 related to aggregation criteria and paragraphs 33 to 38 of ASC 350-20-35 relating to reporting units; and
- Tell us how all of these banks met the requirements of having similar economic characteristics in accordance with ASC 280-10-55-7A through 7C.

Additional Management's Discussion and Analysis

Lending Activity and Practices, page 43

4. We note the table of your loan portfolio by regulatory classification provided on page 44. Specifically, we note that your total land, lot, and other construction portfolio totaled $332.5 million, or 10% of total loans, as of September 30, 2012 and represented 49% and 46% of the non-performing assets and non-accrual loans, respectively. Given the significance of these loans to your entire loan portfolio, please tell us how you determined that your land, lot, and other construction loans should not be classified as a separate class of financing receivable pursuant to the guidance provided in paragraphs ASC 310-10-55-16 through 18 for purposes of providing the disclosures required by ASU 2010-20. If you do not believe disclosing this loan portfolio as a separate class is warranted please provide us with credit quality information (specific allowance, charge-offs, etc.) which supports your determination that this portfolio does not represent significant credit risk. Otherwise, please revise your future filings to provide these disclosures. Also, please provide us with these disclosures as of September 30, 2012.

5. As a related matter, we note that balances in the loan portfolio table presented by regulatory classification on page 44 do not reconcile to your loan portfolio segments and classes of financing receivables as presented in your financial statement footnotes beginning on page 17. Please tell us the reasons for the observed differences in loan balances on a portfolio class basis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

Michael J. Blodnick
Glacier Bancorp, Inc.
December 21, 2012
Page 4

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John A. Spitz, Staff Accountant, at (202) 551-3484 or me at (202) 551-3423 with any questions.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief